Exhibit 99.1

Contact:	Trinity Biotech plc Des Fitzgerald (353)-1-2769800	LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Plc Finalizes Effective Date of ADS Ratio Change

DUBLIN, Ireland (February 15, 2024)…. Trinity Biotech Plc.(NASDAQ: TRIB) (the “Company”) today announced that it has finalized the effective date of its ratio change of its American depositary shares (“ADSs”) from one (1) ADS representing four (4) Class A ordinary shares to one (1) ADS representing twenty (20) Class A ordinary shares. The effect of the ratio change on the ADS trading price on the Nasdaq Global Market is expected to take place at the open of trading on February 23, 2024 (U.S. Eastern Time) (the “Effective Date”).

For Trinity Biotech Plc ADS holders, the change in the ADS ratio on February 23, 2024 will have the same effect as a one-for-five reverse ADS split and is intended to enable the Company to regain compliance with the $1.00 Nasdaq minimum bid price requirement and maintain its NASDAQ listing.

Other than the change of effective date to February 23rd, 2024, the remaining details regarding the ratio change remain the same as previously announced on February 13, 2024.

About Trinity Biotech Plc

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Forward Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this presentation may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future,  the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2022 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.